

November 29, 2010

Mr. Richard Coglon
President
HIP Energy Corporation
Suite 404-999 Canada Place
World Trade Centre
Vancouver, BC, Canada V6E 3E2

> **Re: HIP Energy Corporation**
> **Form 20-F for the Fiscal Year Ended**
> **November 30, 2009**
> **Filed April 23, 2010**
> **File No. 000-30972**

Dear Mr. Coglon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended November 30, 2009

Item 4 Information on HIP Energy Corporation, page 13

1. We note the projected results of operations in this filing and other filings, such as the Form 6-K for the period ending May 31, 2010. Please tell us why you believe it is appropriate to include projections in your reports. In this regard, among other factors, we note the absence of historical operations and your unproven technology.

Item 7 Major Shareholders and Related Party Transactions, page 35

2.   In future filings, please disclose the names of the related parties involved in any material related party transactions, in addition to stating their relationship to you.

Item 15T. Controls and Procedures, page 45

Disclosure Controls and Procedures, page 45

3.   We note your disclosure that your disclosure controls and procedures ("DC&P") evaluation was performed as of *December 31, 2009*. Please amend your disclosure to provide your evaluation as of your fiscal year end November 30, 2009, as opposed to December 31, 2009. Refer to Item 15(a) of Form 20-F.

Management's Annual Report on Internal Control Over Financial Reporting, page 45

4.   We note your disclosure under this heading stating "our CEO and CFO have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Exchange Act) as of the end of the period covered by this Annual Report are ineffective." Please amend your Form 20-F to conclude your internal control over financial reporting ("ICFR"), as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act, was ineffective as of November 30, 2009. Refer to Item 15(b)(3) of Form 20-F.

5.   We note that you identified several material weaknesses in your ICFR. Please describe in an amendment to your Form 20-F the pervasiveness the material weaknesses' impacts on your ICFR and financial reporting. In addition, describe your plans to remediate the material weaknesses.

6.   We note management and your Board work to mitigate the risk of a material misstatement in financial reporting stemming from the identified material weaknesses. Please describe in an amendment to your Form 20-F the controls that mitigate the risk of a material misstatement.

Other

7.   Please provide us with your analysis supporting the conclusion that the company continues to be a foreign private issuer following its March 30, 2010 transactions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions regarding the accounting comments may be directed to John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services